UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated November 7, 2017, announcing the Company's financial results for the third quarter and nine months ended September 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: November 7, 2017
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

EXHIBIT 1
Seanergy Maritime Holdings Corp. Reports Financial Results for the Third Quarter and Nine Months 2017

Highlights of Third Quarter 2017:
•	Net Revenues: $18.9 million in 3Q 2017, up 119% compared to $8.6 million in 3Q 2016
•	Net Income of $6.5 million in 3Q 2017, as compared to a Net Loss of $5.9 million in 3Q 2016
•	EBITDA: $14.2 million and Adjusted EBITDA: $2.8 million
Highlights of Nine Months 2017:
•	Net Revenues: $50.5 million in 9M 2017, up 112% compared to $23.8 million in 9M 2016
•	Net loss of $3.1 million in 9M 2017, as compared to a Net Loss of $17.7 million in 9M 2016
•	EBITDA: $17.7 million and Adjusted EBITDA: $6.3 million
November 7, 2017 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the third quarter and nine months of 2017.
For the quarter ended September 30, 2017, the Company generated net revenues of $18.9 million, a 119% increase compared to the third quarter of 2016. For the nine month period ended September 30, 2017, net revenues were equal to $50.5 million, up 112% compared to the same period of 2016. As of September 30, 2017, stockholders' equity was $41.4 million and cash and cash equivalents, including restricted cash, was $10.9 million.
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"During the third quarter of 2017, the Capesize market continued its improving course that commenced in the beginning of the year. Our fleet benefited significantly from the stronger Capesize rates. In particular, in the third quarter of 2017, the daily Time Charter Equivalent (TCE) rate1 of our Capesize fleet was $11,678, increased by 149% as compared to the same period last year. For the nine months ended September 30, 2017, the daily TCE rate of our Capesize fleet was $11,017, increased by 153% as compared to the same period last year.
"This was reflected in our operating results where our adjusted EBITDA1 was $2.8 million and $6.3 million for the third quarter and nine months of 2017, respectively. In regards to our profitability in the third quarter of 2017, net income stood at $6.5 million, as compared to a net loss of $5.9 million in the same period of 2016.
"In addition, we completed the previously-announced refinancing of one of our Capesize vessels, generating a $11.4 million gain and equity accretion. This transaction resulted in a material increase of about 38% of the Company's total equity value.
"Turning to market fundamentals, in 2017 dry bulk charter rates have stabilized at higher levels than in previous years, as the Baltic Capesize Index (BCI) has averaged about 1,839 points year to date, which is 112% higher than the 868 average level recorded in the same period of 2016. Furthermore, the expected annual growth in seaborne transportation of Capesize commodities is estimated at 6% for the years 2017 and 2018 while the Capesize orderbook currently stands at 3% of the existing fleet, which is the lowest point of the last 15 years.
"In the fourth quarter of 2017, 63% of our Capesize operating days are fixed at an average daily rate of approximately $15,720 and 65% of our total operating days are fixed at an average daily rate of approximately $14,890 as of the date of this release."
___________________________________________
[1]
EBITDA, Adjusted EBITDA and Time Charter Equivalent ("TCE") rate are non-GAAP measures. Please see the reconciliation below of EBITDA and Adjusted EBITDA to net income / (loss) and TCE rate to net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

Company Fleet:
Vessel Name	Vessel Class	Capacity (in dwt)	Year Built	Yard
Championship	Capesize	179,238	2011	Sungdong
Partnership (1)	Capesize	179,213	2012	Hyundai
Knightship	Capesize	178,978	2010	Hyundai
Lordship (2)	Capesize	178,838	2010	Hyundai
Gloriuship	Capesize	171,314	2004	Hyundai
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong
Premiership	Capesize	170,024	2010	Sungdong
Squireship	Capesize	170,018	2010	Sungdong
Guardianship	Supramax	56,884	2011	CSC Jinling
Gladiatorship	Supramax	56,819	2010	CSC Jinling
Total / Average		1,682,582	8.5 years

(1)
This vessel is being chartered by a European utility company and was delivered to the charterer on June 13, 2017 for a period of employment of about 12 months to about 18 months at a gross daily rate of $16,200.

(2)
This vessel is being chartered by a major European charterer and was delivered to the charterer on June 28, 2017 for a period of about 18 months to about 22 months. The net daily charter hire is calculated at an index linked rate based on the five time charter routes rate of the Baltic Capesize Index. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between three months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize forward freight agreement.

Fleet Data:
(U.S. Dollars in thousands)
	Q3 2017	Q3 2016	9M 2017	9M 2016
Ownership days (1)	1,012	736	2,852	2,192
Available days (2)	1,012	665	2,839	2,019
Operating days (3)	902	587	2,432	1,795
Fleet utilization (4)	89.1%	79.8%	85.3%	81.9%
TCE rate (5)	$10,417	$5,283	$10,058	$4,881
Daily Vessel Operating Expenses (6)	$5,170	$4,639	$4,806	$4,613

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Available days are the number of ownership days less the aggregate number of days that the vessels are off-hire due to drydockings, special and intermediate surveys, or days when the vessels are in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which the vessels should be capable of generating revenues. During the nine months ended September 30, 2017, the Company incurred 13 off-hire days for one vessel drydocking.

(3)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues. In the quarter ended September 30, 2017, the Company incurred 107 off-hire days between voyages and 3 off-hire days due to other unforeseen circumstances. In the nine months ended September 30, 2017, the Company incurred 402 off-hire days between voyages and 5 off-hire days due to other unforeseen circumstances.

(4)	Fleet utilization is the percentage of time that the vessels are generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)
Time Charter Equivalent (TCE) rate is defined as the Company's net revenue less voyage expenses during a period divided by the number of the Company's operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company's management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance. The Company's calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company's net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q3 2017	Q3 2016	9M 2017	9M 2016
Net revenues from vessels	18,851	8,626	50,545	23,791
Less: Voyage expenses	9,455	5,525	26,084	15,030
Net operating revenues	9,396	3,101	24,461	8,761
Operating days	902	587	2,432	1,795
TCE rate	10,417	5,283	10,058	4,881
(6)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses before pre-delivery expenses by ownership days for the relevant time periods. The Company's calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company's vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q3 2017	Q3 2016	9M 2017	9M 2016
Vessel operating expenses	5,253	3,414	14,049	10,112
Less: Pre-delivery expenses	21	-	343	-
Vessel operating expenses before pre-delivery expenses	5,232	3,414	13,706	10,112
Ownership days	1,012	736	2,852	2,192
Daily Vessel Operating Expenses	5,170	4,639	4,806	4,613

EBITDA, Adjusted EBITDA Reconciliation:
(In thousands of U.S. Dollars)
	Q3 2017	Q3 2016	9M 2017	9M 2016
Net income / (loss)	6,471	(5,871)	(3,119)	(17,730)
Add: Net interest expense	4,738	2,438	12,431	6,817
Add: Depreciation and amortization	3,002	2,241	8,384	6,677
Add: Taxes	22	-	22	-
EBITDA	14,233	(1,192)	17,718	(4,236)
Less: Gain on Debt Refinancing	11,392	-	11,392	-
Adjusted EBITDA	2,841	(1,192)	6,326	(4,236)

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude the gain on debt refinancing that the Company believes is not indicative of the ongoing performance of its core operations.
EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely-used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly-titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.
Third Quarter 2017 Developments:
Successful Closing of M/V Championship's Refinancing Resulting in a Material Gain of $11.4 Million
On September 29, 2017, the Company announced the closing of its previously-announced early termination of M/V Championship's credit facility and its successful refinancing. The outstanding balance of the terminated senior secured credit facility was $35.4 million, which was settled under a settlement agreement with the lender for $24.0 million. The settlement resulted into an $11.4 million gain and equity accretion.
The settlement amount of $24.0 million was funded by a senior loan facility with Amsterdam Trade Bank N.V. and by the issuance of a convertible promissory note to Jelco Delta Holding Corp. ("Jelco"), an entity affiliated with the Company's principal shareholder.
Loan Facility with Amsterdam Trade Bank N.V.
On September 25, 2017, the Company added an additional tranche ("Tranche B") of up to $16.5 million to the senior secured loan facility with Amsterdam Trade Bank N.V. originally entered on May 24, 2017 to partially fund M/V Championship's refinancing. As of the date of this press release, the Company has fully drawn down Tranche B.
Issuance of Convertible Promissory Note to Jelco
On September 27, 2017, the Company issued a $13.75 million convertible promissory note to Jelco to fund part of the refinancing of M/V Championship as well as a $4.75 million mandatory repayment on the Company's May 24, 2017 loan agreement with Jelco. As of the date of this press release, the Company has fully utilized the note.

2017 Annual Meeting of Shareholders
On September 27, 2017, the Company held its 2017 Annual Meeting of Shareholders, or the Meeting, in Athens, Greece pursuant to a Notice of Annual Meeting of Shareholders dated August 10, 2017. At the Meeting, each of the following proposals, which was set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around August 18, 2017, were approved and adopted: 1) the election of Ms. Christina Anagnostara as Class B Director to serve until the 2020 Annual Meeting of Shareholders, 2) the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2017 and 3) the approval of a reverse stock split of the Company's issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifteen with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion and of the related amendment to the Company's Amended and Restated Articles of Incorporation. The Company does not have any immediate plans to perform a reverse stock split.
Compliance with Nasdaq Listing Requirements
In May 2017, the Company received a notice from Nasdaq indicating that because the closing bid price of the Company's common stock from April 5, 2017 to May 17, 2017, was below the minimum $1.00 per share bid price we were in breach of Nasdaq Listing Rule 5550(a)(2).
On September 5, 2017, Nasdaq has confirmed that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company's common stock and that this matter is considered closed.
Conference Call:
As previously announced, today, Tuesday, November 7, 2017 at 9:00 a.m. Eastern Time, the Company's management will host a conference call to present the financial results.
Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".
A replay of the conference call will be available until Tuesday, November 14, 2017. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Audio Webcast: There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)
	September 30, 2017	December 31, 2016
ASSETS
Cash and restricted cash	10,898	15,908
Vessels, net	257,266	232,109
Other assets	8,396	9,517
TOTAL ASSETS	276,560	257,534

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt	199,691	208,798
Convertible promissory note	5,988	1,297
Due to related parties	17,340	5,878
Other liabilities	12,180	10,729
Stockholders' equity	41,361	30,832
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	276,560	257,534

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Revenues:
Vessel revenue, net	18,851	8,626	50,545	23,791
Expenses:
Voyage expenses	(9,455)	(5,525)	(26,084)	(15,030)
Vessel operating expenses	(5,253)	(3,414)	(14,049)	(10,112)
Management fees	(264)	(194)	(752)	(648)
General and administrative expenses	(1,029)	(670)	(3,298)	(2,210)
Depreciation and amortization	(3,002)	(2,241)	(8,384)	(6,677)
Operating loss	(152)	(3,418)	(2,022)	(10,886)
Other income / (expenses):
Interest and finance costs	(4,739)	(2,438)	(12,440)	(6,817)
Gain on debt refinancing	11,392	-	11,392	-
Other, net	(8)	(15)	(27)	(27)
Total other income / (expenses), net:	6,645	(2,453)	(1,075)	(6,844)
Net income / (loss) before income taxes	6,493	(5,871)	(3,097)	(17,730)
Income taxes	(22)	-	(22)	-
Net income / (loss)	6,471	(5,871)	(3,119)	(17,730)
Net income / (loss) per common share, basic	0.18	(0.29)	(0.09)	(0.90)
Weighted average number of common shares outstanding, basic	36,326,646	20,037,369	35,591,170	19,594,354
Net income / (loss) per common share, diluted	0.09	(0.29)	(0.09)	(0.90)
Weighted average number of common shares outstanding, diluted	79,631,067	20,037,369	35,591,170	19,594,354

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently owns a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 8.5 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.
Please visit our company website at: www.seanergymaritime.com
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com